UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41834

Global Mofy Metaverse Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Entry into Material Definitive Agreements in Connection with a Follow-On Offering

On December 29, 2023, Global Mofy Metaverse Limited, a Cayman Islands exempted company (the “Company”), entered into certain securities purchase agreements (collectively, the “Purchase Agreement”) with certain institutional investors (the “Investors”) for a follow-on offering (the “Offering”) of $10 million of ordinary shares, par value $0.000002 per share (the “Ordinary Shares”) and accompanying warrants (the “Warrants”) at a price of $7.25 per Ordinary Share and accompany Warrant (the “Purchase Price”). The Company issued a total of 1,379,313 Ordinary Shares and Warrants for the purchase of up to 2,068,970 Ordinary Shares at an exercise price of $8.00 per share. The Warrants are exercisable immediately after the date of issuance (the “Initial Exercise Date”) and will have a term of three years therefrom.

Pursuant to the Purchase Agreement, the Investors have a 30% right of participation (on a pro-rata basis) in any debt or equity linked financings undertaken by the Company for twelve (12) months following the closing of the Offering. Further, until ninety (90) days after the closing of the Offering, the Company shall not, directly or indirectly, offer or issue any securities (or enter into any agreement with respect thereto), subject to certain customary exceptions. The Company may also not enter into any variable rate transactions until one year after the closing of the Offering.

The Company’s securities described above were offered pursuant to an effective registration statement on Form F-1 (SEC File No. 333-276277), that was previously filed with the Securities and Exchange Commission (the “Commission”) on December 26, 2023, and declared effective on December 28, 2023 (the “Registration Statement”). The Company filed the final prospectus, dated December 29, 2023 for the Offering, forming a part of the Registration Statement. The Registration Statement and the final prospectus relating to this offering are available on the SEC’s website at www.sec.gov.

The Company also entered into Placement Agency Agreement dated December 29, 2023 (the “Placement Agency Agreement”) with FT Global Capital, Inc. and Prime Number Capital, LLC, to act as exclusive placement agents on a best efforts basis in connection with this Offering (the “Placement Agents”). The Company agreed to pay the Placement Agents a cash fee equal to 8.0% of the gross proceeds raised in the Offering. The Company agreed that for a period of twelve (12) months after the closing of the Company’s initial public offering on October 12, 2023, to grant each of the placement agents the right, on at least the same terms and conditions offered to the Company by other investment banking service providers, to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company.

Pursuant to the Placement Agency Agreement and the Purchase Agreement, each of our directors and executive officers, and beneficial owners of 5% or more of the Company’s securities, have entered into lock-up agreements (the “Lock-Up Agreements”) that generally prohibit the sale, transfer, or other disposition of our securities, without the prior written consent of the Placement Agents, for a period of ninety (90) days following the date of the final prospectus.

The Offering was closed on January 3, 2024.

The Company intends to use the proceeds primarily for continued research and development of our core technologies, marketing, potential acquisition and business expansion, talent acquisition and training, and working capital.

The foregoing description of the Purchase Agreement, the Placement Agency Agreement, the Lock-Up Agreements, and the Warrants, are qualified in their entirety by reference to the full text of each of the Purchase Agreement, the Placement Agency Agreement, the Lock-Up Agreements, and the Warrants, the forms of which are attached hereto as Exhibit 10.1, 10.2, 10.3, and 4.1, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

Pursuant to the Offering, on December 29, 2023, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.1 hereto. On January 3, 2024, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.2 hereto.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrants
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement
10.3	Form of Lock-Up Agreement
99.1	Pricing Press Release dated December 29, 2023
99.2	Closing Press Release dated January 3, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy Metaverse Limited

Date: January 3, 2024	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer

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